

Mailstop 3233

October 27, 2017

Via E-mail
Ms. Lori Stansfield
Chief Financial Officer
Mentor Capital, Inc.
511 14th Street, Suite A-2, A-4, A-6
Ramona, CA 92065

> **Re: Mentor Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 28, 2017**
> **File No. 000-55323**

Dear Ms. Stansfield:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Exhibits 31.1 and 31.2

1.   We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4 and the exclusion of the language in paragraph 4(b). Please amend your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities